Exhibit 99.1

Mainz Biomed Acquires Entire Intellectual Property Portfolio for its Colorectal
Cancer Diagnostic Test Program

Transaction entails executing option agreements to purchase IP portfolio associated with current
ColoAlert product and the novel gene expression (mRNA) biomarkers being evaluated in
ColoFuture/eAARLY DETECT Studies

BERKELEY, US – MAINZ, Germany – February 21, 2023 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today the execution of its option from Uni Targeting Research AS to acquire all of the previously licensed scientific intellectual property (“IP”) for its flagship product ColoAlert, a highly efficacious, and easy-to-use detection test for colorectal cancer (“CRC”) being commercialized across Europe. Simultaneously, the Company also exercised its exclusive option with SOCPRA Sciences Sante et Humaines S.E.C. (“SOCPRA”), to outright purchase IP, including a pending patent, associated with a portfolio of novel gene expression (mRNA) biomarkers that have demonstrated ability to detect CRC lesions, including advanced adenomas (“AA”), a type of pre-cancerous polyp often attributed to this deadly disease.

“This is an important value generation milestone for us as we continue executing our commercial strategy and product development plan to ultimately bring to market the gold-standard CRC self-administered diagnostic test,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “Securing complete IP ownership is integral to our growth strategy as it streamlines administration, reduces per-test expenses, and provides us the opportunity to ramp-up corporate development activities, “added Baechler.

Mainz Biomed is commercializing ColoAlert across Europe and in select international markets through a differentiated business model of partnering with third-party laboratories for test kit processing versus the traditional methodology of operating a single facility. Under the standard terms of all partnerships, Mainz Biomed is providing ColoAlert to the respective labs, including co-branding with key accounts, whereby each facility purchases Mainz Biomed’s customized polymerase chain reaction (“PCR”) assay kits on an on-demand basis and provides their respective network of physicians and patients with a comprehensive solution for advanced CRC detection.

The Company is in the process of evaluating the mRNA biomarkers it is has acquired from SOCPRA in ColoFuture and eAArly DETECT, an international multi-center clinical study (US and Europe) assessing the potential for the integration of the mRNA biomarkers into ColoAlert. This particular portfolio of mRNA biomarkers selected by Mainz Biomed was based on work in the field by the University of Sherbrooke, where researchers tested multiple novel transcriptional biomarkers using colorectal cancer and precancerous lesion samples. The results from these studies demonstrated that the mRNA targets chosen by the Company provided a dynamic combination of sensitivity and specificity of detection (Herring et al. 2021). The ColoFuture study (extended into the US as eAArly DETECT) is evaluating the effectiveness of these biomarkers to enhance ColoAlert’s technical profile to expand its capability to identify AA while increasing ColoAlert’s rates of diagnostic sensitivity and specificity.

ColoFuture’s eAArly DETECT study is on track to complete enrollment in the first quarter of 2023, with results reported in the first half of 2023. Based on the study’s outcome, Mainz Biomed will decide on integrating the biomarkers into the ReconAAsense study, which is on track to enroll patients in the summer of 2023, with results reported in 2025.

The ReconAAsense study (ClinicalTrials.gov Identifier: NCT05636085) will form the basis of the data package for review by the US Food and Drug Administration (FDA) to achieve marketing authorization. It is a prospective clinical study that will include approximately 15,000 subjects from 150 sites across the United States. The study objectives include calculating sensitivity, specificity, positive predictive value (PPV) and negative predictive value (NPV) in average-risk subjects for CRC and AA. If successful, the Company’s mRNA and DNA-based CRC screening test will be positioned as the most robust and accurate at-home diagnostic screening test on the market, as it will not only detect cancerous polyps with a high degree of accuracy but has the potential to prevent CRC through early detection of precancerous adenomas.

About ColoAlert

ColoAlert detects colorectal cancer (CRC) via a simple-to-administer test with a sensitivity and specificity nearly as high as the invasive colonoscopy (Dollinger MM et al., 2018). The test utilizes proprietary methods to analyze cell DNA for specific tumor markers combined with the fecal immunochemical test (FIT). It is designed to detect tumor DNA and CRC cases in their earliest stages. The product is CE-IVDR marked (complying with EU safety, health and environmental requirements) and commercially available in a selection of countries in the European Union and the United Arab Emirates. Mainz Biomed currently distributes ColoAlert through a number of clinical affiliates. If approved in the United States, the Company’s commercial strategy is to establish scalable distribution through a collaborative partner program with regional and national laboratory service providers across the country.

About Colorectal Cancer

According to the Centers for Disease Control and Prevention (“CDC”), CRC is the second most lethal cancer in the United States and Europe, but also the most preventable, with early detection providing survival rates above 90%. The American Cancer Society estimated that in 2021 there were approximately 149,500 new cases of colon and rectal cancer in the US, with 52,980 resulting in death. Recent decisions by the U.S. Food and Drug Administration (FDA) suggest that screening with stool DNA tests such as ColoAlert in the United States should be conducted once every three years starting at age 45. Currently, there are 112 million Americans aged 50+, a total that is expected to increase to 157 million within 10 years and a US market opportunity of approximately $3.7 billion per year.

About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for CRC. ColoAlert is currently marketed across Europe and in select international territories. The Company is currently running a pivotal FDA clinical study for U.S. regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test based on real-time PCR multiplex detection of molecular-genetic biomarkers in stool samples. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter and Facebook.

For media inquiries, please contact press@mainzbiomed.com

In Europe:

MC Services AG

Anne Hennecke/Caroline Bergmann

+49 211 529252 20

mainzbiomed@mc-services.eu

In the US:

Spectrum Science

Melissa Laverty/Valerie Enes

+1 540 272 6465

mainz@spectrumscience.com

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on May 5, 2022. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.